SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CLEARWIRE CORPORATION

(Name of Subject Company)

CLEARWIRE CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18538Q105

(CUSIP Number of Class of Securities)

Broady R. Hodder

Senior Vice President and General Counsel

Clearwire Corporation

1475 120th Ave. NE

Bellevue, Washington 98005

(425) 216-7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox, Esq.

Joshua N. Korff, Esq.

David B. Feirstein, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Robert E. Spatt, Esq.

Marni Lerner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-3443

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2, which we refer to as Amendment No. 2, amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 12, 2013 by Clearwire Corporation, a Delaware corporation, which we refer to as Clearwire or the Company, as amended and supplemented, which we refer to as the Schedule 14D-9, relating to the tender offer by DISH Acquisition Holding Corporation, a Delaware corporation, which we refer to as Offeror, a wholly-owned subsidiary of DISH Network Corporation, a Nevada corporation, which we refer to as DISH, to purchase all of the issued and outstanding Class A Common Stock at a price of $4.40 per Share, net to the seller in cash, which we refer to as the Offer Price, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2013, which we refer to as the Offer to Purchase, and in the related Letter of Transmittal, which, together with the Offer to Purchase, we refer to as the Offer. The Offer is described in a Tender Offer Statement on Schedule TO, which, as amended or supplemented from time to time, we refer to as the Schedule TO, filed by DISH and Offeror with the Securities and Exchange Commission, which we refer to as the SEC, on May 30, 2013. DISH and Offeror filed an amended Schedule TO on June 12, 2013.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended as follows:

Conflicts of Interest

The first paragraph on page 3 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

Except as set forth in this Schedule 14D-9 and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 14, 2013, Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2012, filed with the SEC on April 26, 2013, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on April 26, 2013, the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2013, Proxy Statement Supplement on Schedule 14A, filed with the SEC on May 22, 2013, Proxy Statement Supplement on Schedule 14A, filed with the SEC on May 28, 2013, Proxy Statement Supplement on Schedule 14A, filed with the SEC on May 30, 2013, and Proxy Statement Supplement on Schedule 14A, filed with the SEC on June 13, 2013, each as incorporated herein by reference, which we refer to as the Prior Disclosure Documents, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) DISH, Offeror or their respective executive officers, directors or affiliates. We refer to the Definitive Proxy Statement, as supplemented, as the Proxy Statement and each Proxy Statement Supplement as a Proxy Statement Supplement.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Interests of Sprint

The last paragraph on page 3 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

The Company’s board of director’s has adjourned the special meeting of the stockholders of the Company, originally scheduled to be held on May 21, 2013 and previously scheduled for June 24, 2013, and will reconvene the special meeting on July 8, 2013.

Clearwire Golden Parachute Compensation

The table titled “Golden Parachute Compensation” and corresponding footnotes beginning on page 6 of the Schedule 14D-9 are hereby amended and restated in their entirety to read as follows:

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)	Total ($)
Prusch, Erik E.	$3,046,493	$12,437,765	$0	$38,680	$0	$0	$15,522,938
Cochran, Hope F.	$1,113,945	$3,685,950	$0	$19,340	$0	$0	$4,819,236
Draper, Dow	$836,550	$2,635,578	$0	$19,340	$0	$0	$3,491,469
Hodder, Broady R.	$828,120	$2,735,205	$0	$19,340	$0	$0	$3,582,666
Saw, John C.B.	$1,127,420	$3,706,225	$0	$19,340	$0	$0	$4,852,986

(1)	The aggregate dollar value of a cash severance payment to Mr. Prusch is comprised of two times the sum of his annual base salary of $761,623.20 and target bonus of $761,623.20 as of June 3, 2013. The aggregate dollar value of a cash severance payment for Ms. Cochran is comprised of 1.5 times the sum of her annual base salary of $424,360.04 and target bonus of $318,270.03 as of June 3, 2013; the aggregate dollar value of a cash severance payment for Mr. Draper is comprised of 1.5 times the sum of his annual base salary of $338,000.00 and $219,700.00 as of June 3, 2013; the aggregate dollar value of a cash severance payment for Mr. Hodder is comprised of 1.5 times the sum of his annual base salary of $345,050.16 and target bonus of $207,030.10 as of June 3, 2013 and the aggregate dollar value of a cash severance payment for Dr. Saw is comprised of 1.5 times the sum of his annual base salary of $455,523.12 and target bonus of $296,090.03 as of June 3, 2013.
(2)	Comprised of full acceleration of stock spread and RSUs, assumes a stock price of $5.00 and the target value of Performance RSUs. The equity value for Mr. Prusch is comprised of the full acceleration value of stock spread and RSUs at $11,562,765 and the value of Performance RSUs deemed earned at 100% of target of $875,000. The equity value for Ms. Cochran is comprised of the full acceleration value of stock spread and RSUs of $3,448,450 and the value of Performance RSUs deemed earned at 100% of target of $237,500. The equity value for Mr. Draper is comprised of the full acceleration value of stock spread and RSUs of $2,460,578 and the value of Performance RSUs deemed earned at 100% of target of $175,000. The equity value for Mr. Hodder is comprised of the full acceleration value of stock spread and RSUs of $2,572,705 and the value of Performance RSUs deemed earned at 100% of target of $162,500. The equity value for Dr. Saw is comprised of the full acceleration value of stock spread and RSUs of $3,418,725 and the value of Performance RSUs deemed earned at 100% of target of $287,500.
(3)	The health and welfare benefit value is comprised of medical and dental coverage based on the rates as of January 1, 2013. The dollar value of Mr. Prusch’s health and welfare benefit coverage is comprised of two times the annual medical rate of $17,605 plus the annual dental rate of $1,735. The dollar value of Ms. Cochran’s health and welfare benefit coverage is comprised of one times the annual medical rate of $17,605 plus the annual dental rate of $1,735. The dollar value of Mr. Draper’s health and welfare benefit coverage is comprised of one times the annual medical rate of $17,605 plus the annual dental rate of $1,735. The dollar value of Mr. Hodder’s health and welfare benefit coverage is comprised of one times the annual medical rate of $17,605 plus the annual dental rate of $1,735. The dollar value of Dr. Saw’s health and welfare benefit coverage is comprised of one times the annual medical rate of $17,605 plus the annual dental rate of $1,735.
(4)	None of the named executive officers are entitled to tax reimbursements.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended as follows:

Recommendation of the Special Committee and the Company’s Board of Directors

The following information is hereby inserted after the first paragraph on page 9 of the Schedule 14D-9:

The Special Committee, upon consultation with the management of the Company and its financial and legal advisors, unanimously recommended by resolutions adopted on June 20, 2013, among other things, that Clearwire’s board of directors recommend to the holders of shares of Class A Common Stock that they not tender their Shares pursuant to the Offer and that they adopt the Sprint Merger Agreement, as amended by the Third Amendment, dated June 20, 2013, by and between the Company, Sprint and Collie Acquisition Corp., which we refer to as the Third Amendment. We refer to the Sprint Merger Agreement, as amended by the Third Amendment, as the Amended Sprint Merger Agreement.

After considering the unanimous determination and recommendation of the Special Committee and other factors, including consultation with the board’s independent legal and financial advisors, at a meeting held on June 20, 2013, Clearwire’s board of directors, by a unanimous vote of all directors present, adopted resolutions recommending that the holders of shares of Class A Common Stock not tender their Shares pursuant to the Offer and to vote for all proposals set forth in the Proxy Statement of the Company.

The second, third and fourth paragraphs on page 9 of the Schedule 14D-9 are hereby amended and restated in their entirety to read as follows:

Accordingly, and for the other reasons described in more detail under “Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger” in the Proxy Statement, the board of directors recommends that the holders of Class A Common Stock not tender their Shares pursuant to the Offer.

As described in the Proxy Statement, the conditions to the Offer are unlikely to be satisfied because (i) Sprint has stated that it will not tender its Shares, certain stockholders holding approximately 13% of the Shares of are not permitted to tender under the terms of the Agreement Regarding Right of First Offer they each entered into with Sprint in connection with the Sprint Merger and additional stockholders holding approximately 9% of Shares have each entered into voting and sale agreements with Sprint that prohibit such stockholders from tendering and (ii) the terms of the Sprint Merger Agreement prohibit the Company from entering into the Investor Rights Agreement or similar agreements granting governance rights to DISH (unless the Sprint Merger Agreement is terminated under certain circumstances).

The Company’s board of director’s has adjourned the special meeting of the stockholders of the Company, originally scheduled to be held on May 21, 2013 and previously scheduled for June 24, 2013, and will reconvene the special meeting on July 8, 2013.

Background of the Offer

Background of the Offer

The following information is hereby inserted after the second paragraph beginning on page 13 of the Schedule 14D-9:

On June 17, 2013 Sprint filed a motion for expedited proceedings, seeking a ruling on a motion for partial summary judgment and permanent injunction by July 2, 2013.

On the morning of June 18, 2013, Mr. Stanton had a conference call with Mr. Hesse and their respective legal advisors, during which they had a preliminary discussion of the terms of a potential amendment to the Sprint Merger Agreement and a price increase from Sprint. The amount of the potential price increase was not discussed.

On the afternoon of June 19, 2013, Mr. Hesse and Mr. Fisher spoke telephonically with Mr. Stanton and Mr. Hesse informed Mr. Stanton that Sprint was prepared to offer an increased purchase price of $5.00 per Share and had secured commitments from four institutional investors to enter into voting agreements, with details to be negotiated.

Later on June 19, 2013, the Special Committee held a meeting to discuss the proposed Third Amendment to the Sprint Merger Agreement and the transactions contemplated thereby, including the proposed increase in the merger consideration to $5.00 per Share. During the meeting, Mr. Stanton provided an overview of negotiations between the Company and Sprint and between certain stockholders of the Company and Sprint during June 18, 2013 and June 19, 2013, which resulted in a revised offer from Sprint. Mr. Stanton summarized the terms requested by Sprint in connection with the offer to increase the merger consideration and reported that he understood that certain stockholders of the Company, representing approximately 9% of the outstanding shares of Class A Common Stock, had agreed, subject to negotiation of mutually agreeable terms, to enter into Voting and Sale Agreements with Sprint pursuant to which they would, on the terms and conditions set forth in such Voting and Sale Agreements, agree to vote their shares of Class A Common Stock in favor of the adoption of the Amended Sprint Merger Agreement at the $5.00 per Share price and to sell their shares of Class A Common Stock to Sprint for $5.00 per Share if the Sprint Merger Agreement were terminated. A discussion followed regarding the revised offer and the additional requests being made by Sprint in connection therewith that could potentially make it more difficult for alternative acquisition proposals (including the Offer) to be successful. It was noted that the Third Amendment would require Clearwire and its representatives immediately to cease and terminate any and all discussions and negotiations with DISH and its affiliates with respect to the Offer. After further discussion, the Special Committee determined that the $5.00 price per Share was clearly superior to the $4.40 Offer Price, that in light of the support of the stockholders that had agreed, subject to negotiation of mutually agreeable terms, to enter into Voting and Sale Agreements with Sprint, the Sprint Merger would likely receive the necessary stockholder approval, and that, in light of the greater uncertainty regarding the closing of the Offer imposed by the conditions to the Offer, it would likely be in the best interests of the holders of Class A Common Stock for the Company to accept and enter into an agreement for the $5.00 per Share price from Sprint. The Special Committee thus directed Centerview to conduct its financial analysis on the terms of the Amended Sprint Merger Agreement and Simpson Thacher and Kirkland & Ellis to negotiate with Sprint and its representatives over certain terms and conditions of the proposed Third Amendment and the proposed Voting and Sale Agreements.

Throughout the evening on June 19, 2013 and into the morning of June 20, 2013, Kirkland & Ellis and Simpson Thacher engaged in multiple conversations with counsel for Sprint regarding certain terms of the Third Amendment and the Voting and Sale Agreements and multiple revised drafts of the documents were exchanged among the counsel.

Early in the morning of June 20, 2013, the Special Committee held a meeting to discuss the status of the Third Amendment and the Voting and Sale Agreements. Representatives from Simpson Thacher and Kirkland & Ellis updated the Special Committee on the negotiations that had taken place through the night and the resolution that had been reached regarding certain of the terms and conditions of the Third Amendment and the Voting and Sale Agreements. The Special Committee further discussed the decision not to contact DISH prior to executing the Third Amendment and Sprint’s request that Clearwire and its representatives immediately cease and terminate all discussions and negotiations with DISH and its affiliates regarding the Offer, and reiterated its conclusions that under the circumstances presented, including the support of the stockholders that had agreed, subject to negotiation of mutually agreeable terms, to enter into the Voting and Support Agreements and the consequent likelihood that the Sprint Merger would be approved and closed in the near future, that it would be in the best interests of the holders of Class A Common Stock for the Company to enter into the Third Amendment. Representatives of Centerview then summarized its financial analysis of the Amendment. After further discussions, representatives from Centerview delivered Centerview’s opinion to the Special Committee to the effect that, as of June 20, 2013, and based upon and subject to the various assumptions and limitations set forth in Centerview’s written opinion, the merger consideration to be paid to the holders of shares of Class A Common Stock (other than affiliates of the Company) under the Amended Sprint Merger Agreement was fair, from a financial point of view, to such holders. Following additional discussions among the members of the Special Committee and their advisors, the Special Committee determined, among other things, that (i) the Amended Sprint Merger Agreement, when compared with other potential transactions reasonably available to the Company at that time, was the most favorable potential transaction to the Company’s unaffiliated holders of Class A Common Stock, (ii) the terms of the Amended Sprint Merger Agreement were advisable, fair to and in the best interest of the Company’s unaffiliated holders of Class A Common Stock, (iii) the Special Committee recommend that the Company’s board of directors (A) approve the Amended Sprint Merger Agreement, (B) declare the advisability of the Amended Sprint Merger Agreement to the Company’s stockholders and recommend the adoption of the Amended Sprint Merger Agreement by the Company’s stockholders and (C) recommend to the Company’s stockholders that they not tender their shares of Class A Common Stock pursuant to the Offer.

Also on the morning of June 20, 2013, the Company’s board of directors held a meeting to discuss the status of the Third Amendment and the Voting and Sale Agreements. Representatives from Kirkland & Ellis updated the board on the negotiations that had taken place through the night and the status of the Third Amendment and the Voting and Sale Agreements. Representatives of Evercore then summarized its financial analysis of the Third Amendment and delivered Evercore’s opinion to the Company’s board of directors to the effect that, as of June 20, 2013, and based upon and subject to the various assumptions and limitations set forth in Evercore’s written opinion, the merger consideration to be paid to the holders of shares of Class A Common Stock (other than affiliates of the Company) under the Amended Sprint Merger Agreement was fair, from a financial point of view, to such holders. Following additional discussions among the members of the Company’s board of directors and their advisors, the board determined, among other things, (i) that the terms of the Amended Sprint Merger Agreement were advisable, fair to and in the best interest of the Company’s unaffiliated holders of Class A Common Stock, (ii) to recommend that the Company’s stockholders adopt the Amended Sprint Merger Agreement and (iii) to recommend to the Company’s stockholders that they not tender their shares of Class A Common Stock pursuant to the Offer.

On June 20, 2013, following the approval of the Clearwire board of directors, Sprint, Merger Sub and the Company executed the Third Amendment, and Sprint and each and each of (i) Mount Kellett Master Fund II-A, L.P., (ii) Highside Capital Management, L.P., (iii) Glenview Capital Management, LLC and (iv) C P Management, L.L.C., executed Voting and Sale Agreements. Sprint and the Company then issued a joint press release stating that the Clearwire board of directors had approved the Third Amendment and recommended that the Company’s stockholders vote in favor of adopting the Amended Sprint Merger Agreement at the Special Meeting to be reconvened on July 8, 2013.

Following the execution of the Third Amendment, the Company terminated discussions with DISH and Mr. Stanton called Mr. Ergen to inform him that the Company had signed the Third Amendment.

Intent to Tender

The section titled “Intent to Tender” and on page 34 of the Schedule 14D-9 is hereby amended and restated in their entirety to read as follows:

To the knowledge of the Company after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company (other than Sprint and its affiliates) who owns Shares does not currently intend to tender in the Offer any of the Shares held of record or beneficially owned by such person.

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended as follows:

Historical Market Price of Class A Common Stock

The section titled “Historical Market Price of Class A Common Stock” and on page 38 of the Schedule 14D-9 is hereby amended and restated in their entirety to read as follows:

Our Class A Common Stock is listed for trading on NASDAQ under the symbol “CLWR.” The table below shows, for the periods indicated, the price range of our Class A Common Stock, as reported by NASDAQ.

	High	Low
Year Ended December 31, 2011:
First Quarter	$6.00	$4.71
Second Quarter	$6.11	$3.35
Third Quarter	$4.07	$1.32
Fourth Quarter	$2.64	$1.24
Year Ended December 31, 2012:
First Quarter	$2.48	$1.69
Second Quarter	$2.32	$1.00
Third Quarter	$1.95	$0.83
Fourth Quarter	$3.40	$1.21
Year Ended December 31, 2013:
First Quarter	$3.42	$2.85
Second Quarter (through June 21, 2013)	$5.14	$3.08

On June 21, 2013, the most recent practicable date before this Schedule 14D-9 was provided to our stockholders, the closing price for our Class A Common Stock on NASDAQ was $5.08 per share. You are encouraged to obtain current market quotations for our Class A Common Stock in connection with voting your shares of Class A Common Stock.

The following information is hereby inserted after the table on page 39 of the Schedule 14D-9:

Litigation

On June 17, 2013, Sprint and Sprint HoldCo, LLC filed the Sprint Action, in the Delaware Court of Chancery against DISH and the Company. The Sprint Action alleges that the Offer is coercive, that various provisions of the Investor Rights Agreement and the Note Purchase Agreement, violate the Equityholders’ Agreement, and/or the Restated Certificate of Incorporation and Delaware law, that DISH and the Company, through the Offer, the Investor Rights Agreement, and the Note Purchase Agreement, have wrongfully converted Sprint’s rights and transferred them to DISH, and that DISH is wrongfully interfering with the Sprint Merger Agreement and Sprint Note Purchase Agreement. The Sprint Action seeks, inter alia, an order enjoining the consummation of the Offer, enjoining the Company from executing and delivering the Investor Rights Agreement or the Note Purchase Agreement, rescinding the Investor Rights Agreement and/or the Note Purchase Agreement, and declaratory judgments that the governance rights contemplated by the Investor Rights Agreement are invalid and that the Offer would, if consummated, result in a breach of the Company’s contractual obligations. The Sprint Action also seeks compensatory damages from DISH resulting from its alleged interference with the Sprint Note Purchase Agreement with Clearwire, and the delay to the vote on the Sprint Merger Agreement.

On June 17, 2013 Sprint filed a motion for expedited proceedings, seeking a ruling on a motion for partial summary judgment and permanent injunction by July 2, 2013. On June 19, 2013, the Company and DISH each filed a brief opposing Sprint’s motion. On June 20, 2013, the court denied the motion to expedite, but agreed to schedule a trial on Sprint’s claims in September. Sprint has agreed, in the Amendment, not to prosecute the Sprint Action against the Company unless Sprint determines, in its good faith judgment, that there has been a breach of the Sprint Merger Agreement, the Third Amendment or applicable fiduciary duties.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARWIRE CORPORATION

By:	/s/ Hope F. Cochran
Name:	Hope F. Cochran
Title:	Chief Financial Officer

Dated: June 24, 2013